TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

TROUTMAN SANDERS BUILDING

1001 HAXALL POINT

RICHMOND, VIRGINIA 23219

www.troutmansanders.com

TELEPHONE: 804-697-1200

FACSIMILE: 804-697-1339

MAILING ADDRESS

P.O. BOX 1122

RICHMOND, VIRGINIA 23218-1122

Fred W. Palmore, III	Direct Dial: 804-697-1396
fred.palmore@troutmansanders.com	Direct Fax: 804-698-5188

November 15, 2007

VIA EDGAR, FACSIMILE (202) 772-9203

and OVERNIGHT MAIL

Dan Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re: Amendment No. 2 to Preliminary Proxy Material Filed by the “FNB Corporation

Shareholders Committee” on November 13, 2007

(File No. 000-24141)

Dear Mr. Duchovny:

On November 13, 2007, the purported “FNB Corporation Shareholders Committee” (the dissidents) filed with the Securities and Exchange Commission (the Commission) Amendment No. 2 (the Second Amendment) amending Amendment No. 1 to the preliminary proxy material (the Dissident Proxy) that was filed with the Commission on November 1, 2007.

On October 22 and November 2, 2007, on behalf of FNB Corporation (FNB), we forwarded letters to you and to Timothy A. Geishecker pointing out instances where FNB believes the Dissident Proxy and an earlier mailing made by the dissidents to the shareholders of FNB contained false and misleading information, instances where the materials failed to include material facts necessary to make the statements not false and misleading, and instances where the dissidents have not complied with the Securities and Exchange Act of 1934 (the Exchange Act).

FNB has reviewed the Second Amendment and believes it continues to contain much of the false and misleading information that was previously set forth in the Dissident Proxy and continues to exclude material facts from the Second Amendment necessary to make the statements therein not false and misleading. In fact, certain changes made in the Second

A T L A N T A • H O N G K O N G • L O N D O N • N E W Y O R K • N E W A R K • N O R F O L K • R A L E I G H

R I C H M O N D • S H A N G H A I • T Y S O N S C O R N E R • V I R G I N I A B E A C H • W A S H I N G T O N, D.C.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

November 15, 2007

Amendment have exacerbated the problems with the earlier filings. Therefore, we respectfully request that you review again the information we provided in our letters of October 22 and November 2, 2007 and not permit the purported “FNB Corporation Shareholders Committee” to solicit proxies related to the special meeting to vote on the merger between FNB and Virginia Financial Group (VFG) until such time as its proxy materials no longer contain false and misleading information and are amended to include material facts necessary to make the statements therein not false and misleading.

The purpose of this letter is to highlight some of the most significant false and misleading statements which continue to appear in the Second Amendment and instances where the failure to include material facts has made the statements in the Second Amendment false and misleading.

I.	Allegation that the Board did not consider alternatives to the proposed merger with VFG.

Throughout the Second Amendment, the dissidents state that the board of FNB failed to consider alternatives to the proposed merger with VFG. The description of the June 13, 2007 meeting of the FNB board of directors contained on page 8 of the Second Amendment is as follows with the new allegations underlined:

“On June 13, 2007, Davenport and Company made a presentation to the Board of Directors regarding the VFG transaction. Davenport only presented the proposed merger option and neither made comparisons of the proposed merger option to any other potential acquirer institutions nor did it compare the proposed merger option with an outright sale.”

As we pointed out in our previous correspondence, that statement is blatantly false and seriously misleading.

At a meeting of the FNB Board on June 13, 2007, the board specifically reviewed the relative merits of the following strategic alternatives available to FNB:

•	share repurchases;

•	accelerated branch growth;

•	non-bank growth opportunities;

•	whole bank acquisitions;

•	mergers of equals; and

•	outright sale to a strategic buyer.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

November 15, 2007

In reviewing these alternatives, the FNB board had the benefit of advice and assistance of Davenport & Co. LLC (Davenport). In our November 2, 2007 letter, we provided supplementally a copy of the materials made available to the FNB board by Davenport on June 13, 2007 as it considered these alternatives. The discussion of these alternatives begins at page 16 of the materials.

As you can see, the FNB board specifically reviewed (i) share repurchases and the potential financial impact of such repurchases, (ii) accelerated branch growth and the potential financial impact of such accelerated branch growth, (iii) non-bank growth opportunities, (iv) recent merger of equals transactions occurring in the mid-Atlantic and Southeast region, (v) various alternative merger of equals transactions with specific, identified financial institutions in Virginia, and (vi) acquisition targets in Virginia with specific pro forma comparisons of the potential acquisition of two identified bank holding companies. Finally, the FNB board’s consideration of alternatives included the sale of FNB to a larger financial institution.

The revised description of the June 13, 2007 meeting of the FNB board contained in the Second Amendment states that “Davenport only presented the proposed merger option . . . .” As you can see, that statement could not be a more inaccurate description of what transpired at that FNB board meeting. The dissidents also state “nor did it compare the proposed merger option with an outright sale.” Again, that statement is simply untrue.

FNB submits that the dissidents do not wish to accurately describe what happened at the June 13, 2007 FNB board meeting because to do so accurately would prevent them from making the false and misleading statements they continue to make in this portion of the Second Amendment and elsewhere in the document.

The dissidents should be required to state accurately what transpired at the June 13, 2007 meeting including the advice that the FNB board received from Davenport that the potential merger of equals with VFG had the potential to immediately and substantially enhance shareholder value and that the proposed transaction with VFG appeared to meet all the criteria for a successful merger of equals. Please see pages 42 and 43 of the Davenport materials sent to you on November 2, 2007.

The failure to include a full discussion of the June 13, 2007 meeting of the FNB board of directors in their “Background of the Solicitation” portion of the Second Amendment, including the advice that the FNB board received from Davenport at that meeting, renders the Second Amendment filed by the dissidents false and seriously misleading. Therefore, FNB requests that the dissidents be prevented from distributing material to FNB shareholder containing these blatantly false statements and failing to include information which makes the information which they have included in the Second Amendment grossly and seriously misleading.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

November 15, 2007

II.	Allegations made by the Dissidents Concerning Davenport

In paragraph (iv) on page 9 of the Second Amendment, the dissidents continue to twist the advice to the FNB board provided by Mr. Robert Mizell of Davenport, who is the person identified as the “consultant.” In that paragraph the dissidents state:

“Even after being offered a contract which pays on an hourly fee basis with additional compensation if there is an affiliation, the consultant admits that there is no compelling reason for this transaction.”

Mr. Mizell has never stated or otherwise admitted or indicated that there “is no compelling reason for this transaction.” In fact, on June 13, 2007 he advised the FNB board that the merger with VFG has the potential to immediately and substantially enhance shareholder value and that the merger appeared to meet all of the criteria for a successful merger of equals and, on July 26, 2007, Davenport advised the FNB board that the terms of the merger with VFG were fair to shareholders of FNB, from a financial point of view. Mr. Mizell has indicated that FNB is not compelled to enter into any transaction. However, that statement does not equate with an admission, as alleged by the dissidents, that there is no compelling reason for the transaction. The continued inclusion in the Second Amendment of such a distortion of the advice provided by Davenport is both false and seriously misleading.

III.	Alleged Increased Earnings for FNB Based on a Higher Loan-to-Deposit Ratio are not Achievable

On page 6 of the Second Amendment the dissidents have added a paragraph describing their plans to “restore FNB’s performance.” One of the claims made by the dissidents in this section is that they would somehow increase FNB’s loan-to-deposit ratio from 88% to 98.5% and thereby produce additional earnings of $5.9 million for FNB. The dissidents’ calculations are demonstrably inaccurate as explained below.

The net loans at FNB were $1.108 billion as of September 30, 2007, and represented 87.9% of deposits. Increasing FNB’s loan-to-value ratio to 98.5% would increase loans by $133 million. Assuming an increase in yield of 2% on the additional loans (vs. what the funds are currently earning in the investment portfolio), the pretax earnings increase for FNB would be $2.66 million and the after-tax increase would be $1.75 million. There would also be additional costs to service these additional loans, further reducing the impact of increasing the loan-to-value ratio. Therefore, the projected increased earnings promised by the dissidents are wildly inaccurate and therefore false and misleading.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

November 15, 2007

IV.	Exchange Act Violation

We continue to believe that the dissidents should file a Schedule 13D with the Commission. The Second Amendment indicates that the dissidents and those assisting the dissidents own in excess of 5% of the shares of FNB. For the reasons we stated in our October 22, 2007 letter, we believe a Schedule 13D is required to be filed.

V.	Requested Action

For the reasons set forth in this letter, FNB respectfully requests that the Commission prevent the dissident group from soliciting proxies from FNB shareholders with respect to the Special Meeting on the merger until such time as the dissidents have (a) corrected all prior communications to FNB shareholders, (b) amended the Second Amendment to delete all false and misleading information contained therein and to include all material facts necessary to make the statements made therein not false or misleading and (c) filed a Schedule 13D as soon as possible.

Thank you for your consideration of our requests.

Very truly yours,

/s/ Fred W. Palmore, III

cc:	Timothy A. Geishecker (via edgar, facsimile and overnight mail)